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Schedule 13G
Page 1 of 7

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              ShopKo Stores, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                   824911101

                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).
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Schedule 13G
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                              CUSIP No. 824911101

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons.

     SUPERVALU INC.

(2)  Check the Appropriate Box if a Member of a Group    (a)  /  /
                                                         (b)  /  /

     Not Applicable.

(3)  SEC Use Only.

(4)  Citizenship or Place of Organization.

     Delaware

     Number of Shares    (5)  Sole Voting Power.
     Beneficially              None
     Owned By            (6)  Shared Voting Power.
     Each Reporting            None
     Person With         (7)  Sole Dispositive Power.
                               None
                         (8)  Shared Dispositive Power.
                               None

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person.

     None.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ].

     Not Applicable.

(11) Percent of Class Represented by amount in Row (9).

     0%

(12) Type of Reporting Person.

     CO
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Schedule 13G
Page 3 of 7

                              CUSIP No. 824911101

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons.

     Supermarket Operators of America Inc.

(2)  Check the Appropriate Box if a Member of a Group    (a)  /  /
                                                         (b)  /  /

     Not Applicable.

(3)  SEC Use Only.

(4)  Citizenship or Place of Organization.

     Delaware

     Number of Shares    (5)  Sole Voting Power.
     Beneficially              None
     Owned By            (6)  Shared Voting Power.
     Each Reporting            None
     Person With         (7)  Sole Dispositive Power.
                               None
                         (8)  Shared Dispositive Power.
                               None

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person.

     None.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ].

     Not Applicable.

(11) Percent of Class Represented by amount in Row (9).

     0%

(12) Type of Reporting Person.

     CO
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Schedule 13G
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ITEM 1(A)  NAME OF ISSUER:

           ShopKo Stores, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           700 Pilgrim Way
           Green Bay, WI  54304

ITEM 2(A)  NAME OF PERSON FILING:

           (i)  SUPERVALU INC. ("SV")
           (ii) Supermarket Operators of America Inc. ("SOA")

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           (i)  SV:  11840 Valley View Road, Eden Prairie, MN  55344
           (ii) SOA:  11840 Valley View Road, Eden Prairie, MN  55344

ITEM 2(C)  CITIZENSHIP:

           (i)  SV:  Delaware corporation
           (ii) SOA:  Delaware corporation

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.01 per share

ITEM 2(E)  CUSIP NUMBER:

           824911 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           (a) [  ] Broker or Dealer registered under Section 15 of the Act.

           (b) [  ] Bank as defined in Section 3(a)(6) of the Act.

           (c) [  ] Insurance Company as defined in Section 3(a)(19) of the
               Act.

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
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Schedule 13G
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           (e) [  ] Investment Advisor registered under Section 203 of the
               Investment Advisors Act of 1940.

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

           (g) [  ] Parent Holding Company, in accordance with 240.13d-
               (b)(ii)(G).

           (h) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

           Not Applicable.

ITEM 4    OWNERSHIP:


ITEM 4(A)  AMOUNT BENEFICIALLY OWNED:

           (i)   SV:  0 shares
           (ii)  SOA:  0 shares

ITEM 4(B)  PERCENT OF CLASS:

           (i)   SV:  0%
           (ii)  SOA:  0%

ITEM 4(C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE
           POWER:

           (i)   Sole power to vote or to direct the vote.    SV:  None
                                                              SOA:  None

           (ii)  Share power to vote or to direct the vote.   SV:  None
                                                              SOA:  None

           (iii) Sole power to disclose or to direct disposition
                 of.                                          SV:  None
                                                              SOA:  None

           (iv)  Share power to dispose or to direct disposition
                 of.                                          SV:  None
                                                              SOA:  None
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Schedule 13G
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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

           On July 2, 1997, the Reporting Persons sold their entire interest in the Issuer.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRE THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable.

ITEM 10.   CERTIFICATION:

           Not Applicable.
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Schedule 13G
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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 1998.           SUPERVALU INC.


                                    By: /s/ David L. Boehnen
                                        ------------------------------------
                                        David L. Boehnen
                                        Executive Vice President


Dated:  January 28, 1998.           SUPERMARKET OPERATORS OF AMERICA INC.


                                    By:  /s/ Stephen P. Kilgriff
                                        -------------------------------
                                        Stephen P. Kilgriff
                                        Vice President